MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                  BALANCE SHEET
                        AT SEPTEMBER 30 OF 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                      CURRENT YEAR               PREVIOUS YEAR
S                                                            Amount      %             Amount     %
----------------------------------------------------------------------------------------------------
  1          TOTAL ASSETS .............................   47,667,939   100          36,135,282   100
  2          CURRENT ASSETS ...........................   20,282,810    43          18,143,663    50
  3          CASH AND CASH EQUIVALENTS ................    6,037,704    13           7,038,799    19
  4          TRADE AND CONTRACT RECEIVABLES ...........    8,272,283    17           6,914,984    19
  5          OTHER RECEIVABLES ........................    1,191,947     3           1,241,285     3
  6          INVENTORIES ..............................    3,354,995     7           2,022,554     6
  7          OTHER CURRENT ASSETS .....................    1,425,881     3             926,041     3
  8          LONG-TERM ................................   20,041,819    42          15,566,059    43
  9          ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..    2,052,716     4             457,857     1
 10          INVESTMENT IN SUBSIDIARIES AND AFFILIATES       270,848     1             146,194     0
 11          OTHER INVESTMENTS ........................   17,718,255    37          14,962,008    41
 12          PROPERTY, PLANT AND EQUIPMENT ............    3,253,700     7           1,474,164     4
 13          LAND AND BUILDINGS .......................    2,199,174     5             618,444     2
 14          MACHINERY AND OPERATING EQUIPMENT ........    2,508,953     5           2,160,305     6
 15          OTHER EQUIPMENT ..........................      584,631     1             404,035     1
 16          ACCUMULATED DEPRECIATION .................    2,056,975     4           1,712,337     5
 17          CONSTRUCTION IN PROCESS ..................       17,917     0               3,717     0
 18          OTHER DEFERRED ASSETS (NET) ..............    3,651,118     8             546,152     2
 19          OTHER ASSETS .............................      438,492     1             405,244     1

 20          TOTAL LIABILITIES ........................   28,105,734   100          15,933,999   100
 21          CURRENT LIABILITIES ......................   13,827,734    49           9,272,891    58
 22          ACCOUNTS PAYABLE .........................    2,899,807    10           2,532,572    16
 23          CURRENT DEBT .............................    3,587,896    13           1,241,187     8
 24          STOCK MARKET LOANS .......................      542,967     2             442,942     3
103          OTHER DEBT WITH COST .....................       66,858     0              63,427     0
 25          TAXES OTHER THAN INCOME TAX ..............      143,230     1              92,409     1
 26          OTHER CURRENT LIABILITIES WITHOUT COST ...    6,586,976    23           4,900,354    31
 27          LONG-TERM LIABILITIES ....................   11,386,670    41           5,894,211    37
 28          LONG TERM DEBT ...........................    3,835,415    14             889,438     6
 29          STOCK MARKET LONG TERM DEBT ..............    7,344,237    26           4,777,843    30
 30          OTHER DEBT WITH COST .....................      207,018     1             226,930     1
 31          DEFERRED LOANS ...........................      357,476     1              25,282     0
 32          OTHER NON CURRENT LIABILITIES WITHOUT COST    2,533,854     9             741,615     5

 33          CONSOLIDATED STOCK HOLDERS' EQUITY .......   19,562,205   100          20,201,283   100
 34          MINORITY INTEREST ........................    5,040,490    26           5,080,662    25
 35          MAJORITY INTEREST ........................   14,521,715    74          15,120,621    75
 36          CONTRIBUTED CAPITAL ......................   13,025,242    67          12,959,168    64
 79          COMMON STOCK .............................    6,902,848    35           7,211,203    36
 39          ADDITIONAL PAID IN CAPITAL ...............    6,122,394    31           5,747,965    28
 40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES            0     0
 41          CAPITAL INCREASE (DECREASE) ..............    1,496,473     8           2,161,453    11
 42          RETAINED EARNINGS AND CAPITAL RESERVE ....    1,821,671     9           2,195,602    11
 44          OTHER ACCUMULATED COMPREHENSIVE RESULT ...     -325,198    -2             -34,149     0
 80          SHARES REPURCHASED .......................            0     0                   0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                                CURRENT YEAR             PREVIOUS YEAR
S                                                                         Amount      %              Amount     %
------------------------------------------------------------------------------------------------------------------
  3          CASH AND CASH EQUIVALENTS .............................    6,037,704   100           7,038,799   100
 46          CASH ..................................................    2,014,289    33           1,073,828    15
 47          CASH EQUIVALENTS ......................................    4,023,415    67           5,964,971    85

  7          OTHER CURRENT ASSETS ..................................    1,425,881   100             926,041   100
 81          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0     0                   0     0
 82          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 83          OTHER .................................................    1,425,881   100             926,041   100

 18          DEFERRED ASSETS (NET) .................................    3,651,118   100             546,152   100
 48          OTHER ASSETS ..........................................    1,073,511    29             401,695    74
 49          GOODWILL ..............................................    2,577,607    71             144,457    26
 51          OTHERS ................................................            0     0                   0     0

 19          OTHER ASSETS .......................................         438,492   100             405,244   100

 85          DERIVATIVE FINANCIAL INSTRUMENTS ...................         106,913    24              17,181     4
 50          DEFERRED TAXES .....................................          10,206     2                   0     0
104          BENEFITS TO EMPLOYEES .................................      321,373    73             388,063    96
 87          OTHER                                                              0     0                   0     0

 21          CURRENT LIABILITIES ...................................   13,827,734   100           9,272,891   100
 52          FOREING CURRENCY LIABILITIES ..........................    4,392,286    32           3,187,865    34
 53          MEXICAN PESOS LIABILITIES .............................    9,435,448    68           6,085,026    66

 26          OTHER CURRENT LIABILITIES ..........................       6,586,976   100           4,900,354   100
 88          DERIVATIVE FINANCIAL INSTRUMENTS ...................               0     0                   0     0
 89          INTEREST LIABILITIES ...............................               0     0                   0     0
 68          PROVISIONS .........................................       2,405,775    37           2,361,012    48
 90          DISCONTINUED OPERATIONS ............................               0     0                   0     0
 58          OTHER CURRENT LIABILITIES ..........................       4,181,201    63           2,539,342    52
105          BENEFITS TO EMPLOYEES .................................            0     0                   0     0

 27          LONG-TERM LIABILITIES .................................   11,386,670   100           5,894,211   100
 59          FOREING CURRENCY LIABILITIES ..........................    3,341,551    29           1,841,912    31
 60          MEXICAN PESOS LIABILITIES .............................    8,045,119    71           4,052,299    69

 31          DEFERRED LOANS ........................................      357,476   100              25,282   100
 65          NEGATIVE GOODWILL .....................................            0     0                   0     0
 67          OTHERS ................................................      357,476   100              25,282   100

 32          OTHER LIABILITIES .....................................    2,533,854   100             741,615   100
 66          DEFERRED TAXES ........................................    1,903,838    75              64,741     9
 91          OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......      552,175    22             559,706    75
 92          DISCONTINUED OPERATIONS ...............................            0     0                   0     0
 69          OTHERS LIABILITIES ....................................       77,841     3             117,168    16

 79          COMMON STOCK .......................................       6,902,848   100           7,211,203   100
 37          COMMON STOCK .......................................       6,902,848   100           6,739,947    93
 38          RESTATEMENT OF CAPITAL STOCK .......................               0     0             471,256     7

 42          RETAINED EARNINGS AND CAPITAL RESERVE .................    1,821,671   100           2,195,602   100
 93          LEGAL RESERVE ......................................         209,785    12             240,210    11
 43          RESERVE FOR REPURCHASE OF SHARES ...................         750,533    41             750,531    34
 94          OTHER RESERVES .....................................               0     0                   0     0
 95          RETAINED EARNINGS ..................................         506,362    28             928,317    42
 45          NET INCOME .........................................         354,991    19             276,544    13

 44          OTHER ACCUMULATED COMPREHENSIVE RESULT .............        -325,198   100             -34,149   100
 70          ACCUMULATED INCOME DUE TO MONETARY POSITION ...........            0     0                   0     0
 71          INCOME FROM NON-MONETARY POSITION ASSETS ..............            0     0                   0     0
 96          CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...      -11,557     4             -34,205   100
 97          CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS            0     0                   0     0
 98          CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............            0     0                   0     0
100          OTHER .................................................     -313,641    96                  56     0

                             MEXICAN STOCK EXCHANGE
                            STOCK EXCHANGE CODE: ICA
                             QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                 CONCEPTS                           CURRENT YEAR             PREVIOUS YEAR
S                                                                          Amount                     Amount
----------------------------------------------------------------------------------------------------------------
72           WORKING CAPITAL ...................................        6,455,076                 8,870,772
73           PENSIONS FUND AND SENIORITY PREMIUMS ..............           18,715                    10,271
74           EXECUTIVES (*) ....................................              106                        63
75           EMPLOYERS (*) .....................................            6,804                     5,064
76           WORKERS (*) .......................................           14,780                    12,786
77           CIRCULATION SHARES (*) ............................      498,181,752               486,226,598
78           REPURCHASED SHARES (*) ............................                0                         0
101          RESTRICTED CASH ...................................          758,834                   764,079
102          NET DEBT OF NON CONSOLIDATED COMPANIE .............                0                         0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             First Nine Months 2008
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR              PREVIOUS YEAR
R                                                              Amount      %             Amount      %
------------------------------------------------------------------------------------------------------
  1          REVENUES ...................................   18,161,478   100          15,698,255   100
  2          COSTS ......................................   15,424,899    85          13,088,262    83
  3          GROSS PROFIT ...............................    2,736,579    15           2,609,993    17
  4          SELLING, GENERAL AND OPERATING EXPENSES ....    1,438,023     8           1,471,306     9
  5          OPERATING INCOME ...........................    1,298,556     7           1,138,687     7
  8          OTHER INCOME AND (EXPENSE), NET ............       90,042     0              69,342     0
  6          FINANCING COST (INCOME), NET ...............     -426,508    -2            -404,372    -3
 12          SHARE IN NET INCOME OF AFFILIATED COMPANIES      -233,727    -1              29,348     0
 48          NON ORDINARY ITEMS .........................            0     0                   0     0
  9          INCOME BEFORE INCOME TAXES .................      728,363     4             833,005     5
 10          INCOME TAXES ...............................       81,520     0             201,583     1
 11          INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS      646,843     4             631,422     4
 14          DISCONTINUED OPERATIONS ....................            0     0                   0     0
 18          CONSOLIDATED NET INCOME ....................      646,843     4             631,422     4
 19          NET INCOME OF MINORITY INTEREST ............      291,852     2             354,878     2
 20          NET INCOME OF MAJORITY INTEREST ............      354,991     2             276,544     2


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                 CURRENT YEAR               PREVIOUS YEAR
R                                                    Amount     %              Amount       %
-------------------------------------------------------------------------------------------------

  1          REVENUES .........................   18,161,478   100          15,698,255   100
 21          DOMESTIC .........................   16,250,929    89          12,756,579    81
 22          FOREIGN ..........................    1,910,549    11           2,941,676    19
 23          TRANSLATED INTO DOLLARS (***) ....      175,039     1             269,359     2

  8          OTHER FINANCIAL OPERATIONS .......       90,042   100              69,342   100
 49          OTHER INCOME AND (EXPENSE), NET ..        9,976    11              82,626   119
 34          EMPLOYEES' PROFIT SHARING EXPENSES       10,724    12              12,216    18
 35          DEFERED EMPLOYEES' PROFIT SHARING       -90,790   -101              1,068     2

  6          TOTAL FINANCING COST .............     -426,508   100            -404,372   100
 24          INTEREST PAID ....................      730,722   -171            881,784   -218
 42          INTEREST EXPENSE .................            0     0                   0     0
 45          OTHER FINANCE COSTS ..............            0     0                   0     0
 26          INTEREST EARNED ..................      352,190   -83             400,190   -99
 46          OTHER FINANCIAL PRODUCTS .........            0     0                   0     0
 25          FOREIGN EXCHANGE GAIN (LOSS) NET .      -47,976    11             122,755   -30
 28          GAIN DUE TO MONETARY POSITION ....            0     0             -45,533    11

 10          RESERVE FOR TAXES ................       81,520   100             201,583   100
 32          INCOME TAX .......................      -42,148   -52             341,523   169
 33          DEFERED INCOME TAX ...............      123,668   152            -139,940   -69


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                    CONCEPTS                                     CURRENT YEAR      PREVIOUS YEAR
R                                                                       Amount             Amount
-----------------------------------------------------------------------------------------------------
36           TOTAL SALES                                             18,161,478          15,698,255
37           NET INCOME OF THE YEAR                                           0                   0
38           NET SALES (**)                                          24,952,241          21,823,648
39           OPERATION INCOME (**)                                    1,710,276           1,620,712
40           NET INCOME OF MAYORITY INTEREST(**)                       -795,979             574,945
41           NET CONSOLIDATED INCOME (**)                              -769,431             993,262
47           OPERATIVE DEPRECIATION AND ACCUMULATED                     683,413             507,550


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           THIRD QUARTER 2008 AND 2007
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                         CURRENT YEAR             PREVIOUS YEAR
RT                                                           Amount      %           Amount      %
-----------------------------------------------------------------------------------------------------
  1         REVENUES ...................................   6,713,674   100         5,207,825   100
  2         COSTS ......................................   5,786,596    86         4,234,452    81
  3         GROSS PROFIT ...............................     927,078    14           973,373    19
  4         SELLING, GENERAL AND OPERATING EXPENSES ....     369,491     6           500,781    10
  5         OPERATING INCOME ...........................     557,587     8           472,592     9
  8         OTHER INCOME AND (EXPENSE), NET ............      -6,863     0            -2,079     0
  6         FINANCING COST (INCOME), NET ...............    -121,248    -2          -100,121    -2
 12         SHARE IN NET INCOME OF AFFILIATED COMPANIES      -38,389    -1            10,694     0
 48         NON ORDINARY ITEMS .........................           0     0                 0     0
            INCOME BEFORE INCOME TAXES .................     391,087     6           381,086     7
            INCOME TAXES ...............................      37,704     1           120,036     2
            INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS     353,383     5           261,050     5
 14         DISCONTINUED OPERATIONS ....................           0     0                 0     0
 18         CONSOLIDATED NET INCOME ....................     353,383     5           261,050     5
 19         NET INCOME OF MINORITY INTEREST ............      91,192     1           130,977     3
 20         NET INCOME OF MAJORITY INTEREST ............     262,191     4           130,073     2


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS              CURRENT YEAR             PREVIOUS YEAR
RT                                                 Amount     %            Amount       %
--------------------------------------------------------------------------------------------
  1         REVENUES .........................   6,713,674   100         5,207,825   100
 21         DOMESTIC .........................   6,133,940    91         4,411,070    85
 22         FOREIGN ..........................     579,734     9           796,755    15
 23         TRANSLATED INTO DOLLARS (***) ....      45,827     1            70,115     1

  8         OTHER FINANCIAL OPERATIONS .......      -6,863   100            -2,079   100
 49         OTHER INCOME AND (EXPENSE), NET ..       5,601   -82             7,003   -337
 34         EMPLOYEES' PROFIT SHARING EXPENSES       4,980   -73             5,461   -263
 35         DEFERED EMPLOYEES' PROFIT SHARING        7,484   -109            3,621   -174

  6         TOTAL FINANCING COST .............    -121,248   100          -100,121   100
 24         INTEREST PAID ....................     261,244   -215          332,329   -332
 42         INTEREST EXPENSE .................           0     0                 0     0
 45         OTHER FINANCE COSTS ..............           0     0                 0     0
 26         INTEREST EARNED ..................     107,686   -89           180,331   -180
 46         OTHER FINANCIAL PRODUCTS .........           0     0                 0     0
 25         FOREIGN EXCHANGE GAIN (LOSS) NET .      32,310   -27            73,908   -74
 28         GAIN DUE TO MONETARY POSITION ....           0     0           -22,031    22

 10         RESERVE FOR TAXES ................      37,704   100           120,036   100
 32         INCOME TAX .......................     -22,652   -60           170,969   142
 33         DEFERED INCOME TAX ...............      60,356   160           -50,933   -42


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                             CURRENT YEAR         PREVIOUS YEAR
RT                                                                    Amount               Amount

47           OPERATIVE DEPRECIATION AND ACCUMULATED                  239,455             185,136

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                                FINANCIAL'RATIOS
                                 Final Printing

REF                           CONCEPTS                                      CURRENT YEAR                PREVIOUS YEAR
P
   -------------------------------------------------------------------------------------------------------------------
              YIELD
         -----------------------------------------------------------------------

1         NET INCOME TO NET SALES ....................................      3.56       %                4.02       %
2         NET INCOME TO STOCK HOLDERS' EQUITY (**) ...................     -3.93       %                4.92       %
3         NET INCOME TO TOTAL ASSETS (**) ............................     -1.61       %                2.75       %
4         CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME .................      0.00       %                0.00       %
5         INCOME DUE TO MONETARY POSITION TO NET INCOME ..............      0.00       %               -7.21       %

          ACTIVITY
        -----------------------------------------------------------------------
6         NET SALES TO NET ASSETS (**) ...............................      0.52     times              0.60     times
7         NET SALES TO FIXED ASSETS (**) .............................      7.67     times             14.80     times
8         INVENTORIES ROTATION (**) ..................................      6.34     times              9.08     times
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES .......................    107.00      days            103.00      days
10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) ..........      5.47       %               15.95       %

          LEVERAGE
        -----------------------------------------------------------------------
11        TOTAL LIABILITIES TO TOTAL ASSETS ..........................     58.96       %               44.10       %
12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY .................      1.44     times              0.79     times
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES ..........     27.52       %               31.57       %
14        LONG-TERM LIABILITIES TO FIXED ASSETS ......................    349.96       %              399.83       %
15        OPERATING INCOME TO INTEREST PAID ..........................      1.78     times              1.29     times
16        NET SALES TO TOTAL LIABILITIES (**) ........................      0.89     times              1.37     times

          LIQUIDITY
        -----------------------------------------------------------------------
17        CURRENT ASSETS TO CURRENT LIABILITIES ......................      1.47     times              1.96     times
18        CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES .......      1.22     times              1.74     times
19        CURRENTS ASSETS TO TOTAL LIABILITIES .......................      0.72     times              1.14     times
20        AVAILABLE ASSETS TO CURRENT LIABILITIES ....................     43.66       %               75.91       %



(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                     CONCEPTS                                        CURRENT YEAR              PREVIOUS YEAR
D                                                                             Amount                    Amount
--------------------------------------------------------------------------------------------------------------------
1         BASIC PROFIT PER ORDINARY SHARE (**) .................      Ps.     -1.60             Ps.      1.41
2         BASIC PROFIT PER PREFERENT SHARE (**) ................      Ps.      0.00             Ps.      0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**) ...............      Ps.      0.00             Ps.      0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**) .....      Ps.     -1.55             Ps.      2.44
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**) ...........      Ps.      0.00             Ps.      0.00
8         CARRYING VALUE PER SHARE .............................      Ps.     29.15             Ps.     31.10
9         CASH DIVIDEND ACUMULATED PER SHARE ...................      Ps.      0.00             Ps.      0.00
10        DIVIDEND IN SHARES PER SHARE .........................               0.00    shares            0.00    shares
11        MARKET PRICE TO CARRYING VALUE .......................               1.08    times             2.16    times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) .             -19.71    times            47.74    times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**) ...........................................               0.00    times             0.00    times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                                    CASH FLOW
                                  MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                                 CONCEPTS                               CURRENT YEAR        PREVIOUS YEAR
E                                                                                Amount               Amount
------------------------------------------------------------------------------------------------------------
            ACTIVITIES OF OPERATION
  1         INCOME (LOSS) BEFORE INCOME TAXES ......................              728,363                  0
  2         +(-) ITEMS NOT REQUIRING CASH ..........................                    0                  0
  3         +(-) ITEMS RELATED TO INVESTING ACTIVITIES .............              911,792                  0
  4         +(-) ITEMS RELATED TO FINANCING ACTIVITIES .............              764,517                  0
  5         CASH FLOW BEFORE INCOME TAX ............................            2,404,672                  0
  6         CASH FLOWPROVIDED OR USED IN OPERATION .................           -3,915,994                  0
  7         NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES ........           -1,511,322                  0

  8         NET CASH FLOW FROM INVESTING ACTIVITIES ................           -3,450,768                  0

  9         CASH FLOW PROVIDED OR (USED IN) FOR FINANCING ACTIVITIES           -4,962,090                  0


 10         NET CASH FROM FINANCING ACTIVITIES .....................            4,128,228                  0

 11         NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...             -833,862                  0
 12         TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS ...                    0                  0
 13         CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD ....            6,871,566                  0
 14         CASH AND CASH EQUIVALENTS AT END OF PERIOD .............            6,037,704                  0


                                    DESGLOCES
                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.
                                    CASH FLOW
                                   BREAK DOWN
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                           CONCEPTS                                       CURRENT YEAR            PREVIOUS YEAR
E                                                                                 Amount                 Amount
--------------------------------------------------------------------------------------------------------------------
  2         +(-) ITEMS NOT REQUIRING CASH ............................                 0                   0
 15         +ESTIMATES FOR THE PERIOD ................................                 0                   0
 16         +PROVISIONS FOR THE PERIOD ...............................                 0                   0
 17         + (-)OTHER UNREALIZED ITEMS ..............................                 0                   0

  3         CASH FLOW FROM CHANGE IN WORKING CAPITAL .................           911,792                   0
 18         + DEPRECIATION AND AMORTIZATION FOR THE PERIOD ...........           683,413                   0
 19         (-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT            -5,347                   0
 20         + IMPAIRMENT LOSS ........................................                 0                   0
 21         (-)+ SHARE IN NET INCOME OF AFFILIATED COMPANIES .........           233,726                   0
 22         (-) DIVIDENDS RECEIVED ...................................                 0                   0
 23         (-) INTEREST INCOME ......................................                 0                   0
 24         (-)+ OTHER ITEMS .........................................                 0                   0

  4         +(-) ITEMS RELATED TO FINANCING ACTIVITIES ...............           764,517                   0
 25         + ACCRUED INTEREST .......................................           685,045                   0
 26         +(-) OTHER ITEMS .........................................            79,472                   0

  6         CASH FLOWPROVIDED OR (USED IN) OPERATION .................        -3,915,994                   0
 27         +(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE ..........        -2,549,418                   0
 28         +(-) DECREASE (INCREASE) IN INVENTORIES ..................        -1,695,679                   0
 29         +(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE ....          -874,599                   0
 30         +(-) INCREASE (DECREASE) IN SUPPLIERS ....................          -599,869                   0
 31         +(-) INCREASE (DECREASE) IN OTHER LIABILITIES ............         1,803,571                   0
 32         +(-) INCOME TAXES PAID OR RETURNED .......................                 0                   0

  8         NET CASH FLOW FROM INVESTING ACTIVITIES ..................        -3,450,768                   0
 33         - PERMANENT INVESTMENT IN SHARES .........................          -480,772                   0
 34         + DISPOSITION OF PERMANENT INVESTMENT IN SHARES ..........                 0                   0
 35         - INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT ............        -1,694,588                   0
 36         + SALE OF PROPERTY, PLANT AND EQUIPMENT ..................            71,396                   0
 37         - INVESTMENT IN INTANGIBLE ASSETS ........................                 0                   0
 38         + DISPOSITION OF INTANGIBLE ASSETS .......................                 0                   0
 39         - OTHER PERMANENT INVESTMENTS ............................                 0                   0
 40         +DISPOSITION OF OTHER PERMANENT INVESTMENTS ..............                 0                   0
 41         + DIVIDEND RECEIVED ......................................                 0                   0
 42         + INTEREST RECEIVED ......................................                 0                   0
 43         +(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                 0                   0
 44         +(-) OTHER ITEMS .........................................        -1,346,804                   0

 10         NET CASH FROM FINANCING ACTIVITIES .......................         4,128,228                   0
            45 +BANK FINANCING .......................................         5,211,779                   0
 46         + STOCK MARKET FINANCING .................................           532,353                   0
 47         + OTHER FINANCING ........................................           -25,137                   0
 48         (-) BANK FINANCING AMORTIZATION ..........................          -238,830                   0
 49         (-) STOCK MARKET FINANCING AMORTIZATION ..................          -203,740                   0
 50         (-) OTHER FINANCING AMORTIZATION .........................                 0                   0
 51         +(-) INCREASE (DECREASE) IN CAPITAL STOCK ................             9,966                   0
 52         (-) DIVIDENDS PAID .......................................                 0                   0
            53 + PREMIUM ON ISSUANCE OF SHARES .......................                 0                   0
            54 + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ..........                 0                   0
            55 - INTEREST EXPENSE ....................................          -758,573                   0
            56 - REPURCHASE OF SHARES ................................                 0                   0
            57 +(-) OTHER ITEMS ......................................          -399,590                   0


* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                             First Nine Months 2008
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                           CONCEPTS                        CURRENT YEAR      PREVIOUS YEAR
C                                                                  Amount              Amount
------------------------------------------------------------------------------------------------
  1         CONSOLIDATED NET INCOME ......................           0              631,423
  2         +(-) ITEMS ADDED TO INCOME WHICH DO NOT
            REQUIRE USING CASH ...........................           0              670,587
  3         CASH FLOW FROM NET INCOME OF THE YEAR ........           0            1,302,010
  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .....           0            6,704,909
  5         CASH GENERATED (USED) IN OPERATING ACTIVITIES            0            8,006,919
  6         CASH FLOW FROM EXTERNAL FINANCING ............           0           -6,797,557
  7         CASH FLOW FROM INTERNAL FINANCING ............           0            5,144,040
  8         CASH FLOW GENERATED (USED) BY FINANCING ......           0           -1,653,517
  9         CASH FLOW GENERATED (USED) IN INVESTMENT
            ACTIVITIES ...................................           0           -4,614,819
 10         NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
            INVESTMENTS ..................................           0            1,738,583
 11         CASH AND SHORT-TERM INVESTMENTS AT THE
            BEGINNING OF PERIOD ..........................           0            5,300,216
 12         CASH AND SHORT-TERM INVESTMENTS AT THE END
            OF PERIOD ....................................           0            7,038,799

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2008
                          EMPRESAS ICA, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                             First Nine Months 2008
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                           CONCEPTS                             CURRENT YEAR        PREVIOUS YEAR
C                                                                       Amount              Amount
-------------------------------------------------------------------------------------------------------------
  2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .....................................                 0             670,587
 13         + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...                 0             508,420
 41         + (-) OTHER ITEMS ..............................                 0             162,167

  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .......                 0           6,704,909
 18         + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                  0           8,471,828
 19         + (-) DECREASE (INCREASE) IN INVENTORIES .......                 0            -701,828
 20         + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
            RECEIVABLE .....................................                 0            -686,794
 21         + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..                 0            -262,760
 22         + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .                 0            -115,537

  6         CASH FLOW FROM EXTERNAL FINANCING ..............                 0          -6,797,557
 23         + SHORT-TERM BANK AND STOCK MARKET FINANCING ...                 0           1,119,344
 24         + LONG-TERM BANK AND STOCK MARKET FINANCING ....                 0           2,697,389
 25         + DIVIDEND RECEIVED ............................                 0                   0
 26         + OTHER FINANCING ..............................                 0            -167,699
 27         (-) BANK FINANCING AMORTIZATION ................                 0          -7,723,422
 28         (-) STOCK MARKET AMORTIZATION ..................                 0          -2,540,729
 29         (-) OTHER FINANCING AMORTIZATION ...............                 0                   0
 42         + (-) OTHER ITEMS ..............................                 0            -182,440

  7         CASH FLOW FROM INTERNAL FINANCING ..............                 0           5,144,040
 30         + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....                 0           5,144,040
 31         (-) DIVIDENS PAID ..............................                 0                   0
 32         + PREMIUM ON SALE OF SHARES ....................                 0                   0
 33         + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                 0                   0
 43         + (-) OTHER ITEMS ..............................                 0                   0

  9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .....................................                 0          -4,614,819
 34         + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..........................                 0          -3,621,926
 35         (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                 0            -860,235
 36         (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                 0                   0
 37         + SALE OF OTHER PERMANENT INVESTMENTS ..........                 0              23,746
 38         + SALE OF TANGIBLE FIXED ASSETS ................                 0              61,006
 39         + (-) OTHER ITEMS ..............................                 0            -217,410